UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange act of 1934
(Amendment No. __)*

                                   OCI Resources LP

(Name of Issuer)

    Common Units Representing Limited Partner Interests

(Title of Class of Securities)

                                         67081B106

(CUSIP Number)

                                   September 13, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 13 Pages
Exhibit Index Found on Page 12

13G
CUSIP No. 67081B106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**       The reporting persons making this filing hold an aggregate of 500,000 Units, which is 5.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 13 Pages

13G
CUSIP No. 67081B106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cottonwood Capital GP LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 500,000 Units, which is 5.1% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 13 Pages

13G
CUSIP No. 67081B106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Capital Management LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 500,000 Units, which is 5.1% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 4 of 13 Pages

13G
CUSIP No. 67081B106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter Levinson
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 500,000 Units, which is 5.1% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 13 Pages

13G
CUSIP No. 67081B106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerome L. Simon
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 500,000 Units, which is 5.1% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 13 Pages

13G
CUSIP No.67081B106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yedi Wong
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 500,000 Units, which is 5.1% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 13 Pages

Item 1.  Issuer

(a)           Name of Issuer:

OCI Resources LP (the “Company”)

(b)           Address of Issuer’s Principal Executive Offices:

Five Concourse Parkway, Suite 2500
Atlanta, GA 30328

Item 2.     Identity And Background

Title of Class of Securities and CUSIP Number (Items 2(d) and (e))

This statement relates to Common Units representing limited partner interests (the “Units”) of the Company. The CUSIP number of the Units is 67081B106.

Name of Persons Filing, Address of Principal Business Office and Citizenship (Items 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Lonestar Partners, L.P., a Delaware limited partnership (“Lonestar”), with respect to the Units held by it;

(ii)	Cottonwood Capital GP LLC, a Delaware limited liability company (“Cottonwood”), the general partner of Lonestar, with respect to the Units held by Lonestar:

(iii)	Lonestar Capital Management LLC, a Delaware limited liability company (“LCM”), the investment adviser to Lonestar, with respect to the Units held by Lonestar;

(iv)	Jerome L. Simon (“Simon”), a United States citizen, a member of Cottonwood and the managing member of LCM, with respect to the Units held by Lonestar;

(v)	Peter Levinson (“Levinson”), a United States citizen, a member of Cottonwood and the managing director of LCM, with respect to the Units held by Lonestar; and

(vi)	Yedi Wong (“Wong”), a United States citizen, a member of Cottonwood and the chief financial officer of LCM, with respect to the Units held by Lonestar.

Page 8 of 13 Pages

The citizenship of each of the Reporting Persons is set forth above.  The address of the principal business office of the Reporting Persons is One Maritime Plaza, Suite 1105, San Francisco, California  94111.

Item 3.  If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c),  Check Whether the Person Filing is an Entity Specified in (a) - (k):

              Not Applicable.

Item 4.  Ownership

      The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

      The Units reported hereby for Lonestar are owned directly by Lonestar.  Cottonwood, as the general partner of Lonestar, may be deemed to be a beneficial owner of all such Units owned by Lonestar.  LCM, as the investment adviser to Lonestar, may be deemed to be a beneficial owner of all such Units owned by Lonestar.  Each of Simon, Levinson and Wong, as a member of Cottonwood and the managing member, managing director and chief financial officer, respectively, of LCM, may be deemed to be a beneficial owner of all such Units owned by Lonestar.  Each of Cottonwood, LCM, Simon, Levinson and Wong hereby disclaims any beneficial ownership of any such Units.

Item 5.  Ownership of Five Percent or Less of a Class

      Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

      Not Applicable.

Item 8.  Identification and Classification of Members of the Group

      The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.  Notice of Dissolution of Group

      Not Applicable.

Page 9 of 13 Pages

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2013

LONESTAR PARTNERS, L.P.

By:           Cottonwood Capital GP LLC,
its General Partner

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

COTTONWOOD CAPITAL GP LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

LONESTAR CAPITAL MANAGEMENT LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Chief Financial Officer

/s/ Yedi Wong
                    Yedi Wong, individually and as attorney-in-fact for
each of Jerome L. Simon and Peter Levinson

The Power of Attorney executed by each of Jerome L. Simon and Peter Levinson authorizing Yedi Wong to sign and file this Schedule 13G on his behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on June 2, 2009 by such Reporting Persons with respect to the Common Stock of Imperial Sugar Company, is hereby incorporated by reference.

Page 11 of 13 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 12 of 13 Pages

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:   September 23, 2013

LONESTAR PARTNERS, L.P.

By:           Cottonwood Capital GP LLC,
its General Partner

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

COTTONWOOD CAPITAL GP LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

LONESTAR CAPITAL MANAGEMENT LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Chief Financial Officer

/s/ Yedi Wong
                    Yedi Wong, individually and as attorney-in-fact for
each of Jerome L. Simon and Peter Levinson

Page 13 of 13 Pages